

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Via E-mail
Mr. Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL 32837

   RE: Tupperware Brands Corporation
      Form 10-K for the Year Ended December 31, 2011
      Filed February 28, 2012
      File No. 1-11657

Dear Mr. Poteshman:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Rufus Decker

        Rufus Decker
        Accounting Branch Chief